Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

ALBERTA SECURITIES COMMISSION Suite 600, 250 - 5th Street SW Calgary, Alberta T2P 0R4 Attention: Executive Director	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre, 701 West Georgia Street Vancouver, British Columbia V7Y 1L2 Attention: Executive Director
ONTARIO SECURITIES COMMISSION Suite 1903, Box 5520 Queen Street West Toronto, Ontario M5H 3S8 Attention: Executive Director	SASKATCHEWAN FINANCIAL SERVICES COMMISSION 6th Floor, 1919 Saskatchewan Drive Regina, Saskatchewan S4P 3V7 Attention: Executive Director
THE MANITOBA SECURITIES COMMISSION 500 - 400 St. Mary Avenue Winnipeg, Manitoba R3C 4K5 Attention: Executive Director	NEW BRUNSWICK SECURITIES COMMISSION 133 Prince William Street, Suite 606 Saint John, New Brunswick E2L 2B5 Attention: Executive Director
NOVA SCOTIA SECURITIES COMMISSION Suite 400, 5251 Duke Street Halifax, Nova Scotia B3J 1P3 Attention: Executive Director	PRINCE EDWARD ISLAND SECURITIES OFFICE 95 Rochford Street, PO Box 2000 Charlottetown, Prince Edward Island C1A 7N8 Attention: Executive Director
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue SW Calgary, Alberta T2P 3C4	SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR P.O. Box 8700, 2nd Floor, West Block Confederation Building St. John's, Newfoundland and Labrador A1B 4J6 Attention: Executive Director

Dear Sirs:

Re:           HUNT MINING CORP. (the "Corporation") - Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

1.           Reporting Issuer:

Hunt Mining Corp.
Suite 1810, 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

2.           Date of Material Change:

June 24, 2015

3.           News Release:

The Corporation issued a news release on or about June 24, 2015 through the facilities of
Marketwired, a copy of which has also been filed on SEDAR.

4.           Summary of Material Change:

The Corporation announced a corporate update on the previously announced share consolidation.

5.           Full Description of Material Change:

Please refer to the press release attached hereto as Schedule “A”.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.           Omitted Information:

No significant facts have been omitted by the report.

8.           Executive Officer:

The following senior officer of the Corporation is knowledgeable about the material changes and the Report and may be contacted by the Commission as follows:

Bob Little - Chief Financial Officer:  (509) 290-5659

Dated at Liberty Lake, Washington, this 24th day of June, 2015.

HUNT MINING CORP.

Per: (Signed) "Bob Little”
Bob Little, Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE “A”

CORPORATE UPDATE

Liberty Lake, Washington, June 24, 2015 – Hunt Mining Corp. (“Hunt” or the “Corporation”) (TSXV: “HMX”) announces that common shares of the Corporation were posted for trading on a consolidated basis at the opening of trading on June 24, 2015. In accordance with the previously announced share consolidation, shareholders of the Corporation will be entitled to receive one post-consolidation common share of the Corporation (new share), for every ten pre-consolidation common shares of the Corporation (old shares) currently held. The Corporation will have 14,649,482 post-consolidation common shares issued and outstanding. The trading symbol will remain as “HMX.V”.  The new CUSIP number will be 445645500 and the new ISIN number will be CA4456455001.

The Corporation confirms that, other than as disclosed in this news release, there is no material change to the information set out in its news release issued on Marketwired dated June 11, 2015, and there is no other material information concerning the affairs of the Corporation that has not generally been disclosed.

About HuntMining

Hunt Mining Corp. has continued to develop its properties as an active and aggressive explorer in Santa Cruz since 2006. During that time, Hunt's wholly owned subsidiary, Cerro Cazador S.A., has completed exploration activity including approximately 64,000 meters of HQ core drilling, 416 line kilometers of Induced Polarization geophysical surveys and more than 20,000 surface soil, sediment, channel, chip, and trench samples, beyond the historical work previous to the same properties. This, and additional information can be viewed at www.huntmining.com.

For more information contact:

Bob Little
Chief Financial Officer
T: (509) 290 5659
E: blittle@huntmining.com
www.huntmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. The Corporation has provided the forward-looking statements in reliance on assumptions that it believes are reasonable at this time. The reader is cautioned that the assumptions used in the preparation of the forwardlooking statements may prove to be incorrect. All such forward-looking statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Corporation’s control. Such risks and uncertainties include, without limitation, delays resulting from or inability to obtain required regulatory approval. The actual results, performance or achievements could differ materially from those expressed in, or implied by, these forwardlooking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits, including the amount of proceeds, the Corporation will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive.